UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On March 13, 2019, Akari Therapeutics, Plc, (the “Company”) issued a press release entitled “Positive FDA Meeting Outlines Path Ahead for Akari Therapeutics’s Coversin in Hematopoietic Stem Cell Transplant-Related Thrombotic Microangiopathy (HSCT-TMA)”.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in the first paragraph and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated March 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: March 13, 2019